

September 2, 2011

<u>Via E-mail</u>
Mr. John Chen
Chief Financial Officer
General Steel Holdings, Inc.
Suite 2315, Kuntai International Mansion Building
Yi No. 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

   Re: General Steel Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 16, 2011
     Form 10-Q for the Fiscal Quarter Ended March 31, 2011
     Filed May 10, 2011
     File No. 1-33717

Dear Mr. Chen:

   We issued comments to you on the above captioned filings on July 14, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by September 19, 2011 addressing these outstanding comments.

   If you do not respond to the outstanding comments by September 19, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

   You may contact Dale Welcome at (202) 551-3865 or Tricia Armelin at (202) 551-3747 if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           /s/ John Cash

           John Cash
           Accounting Branch Chief

cc: Stephen D. Brook, Esq.
   Burns & Levinson LLP